CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form F-1 dated July 22, 2026 ("Registration Statement") of our auditor's report dated December 29, 2025, relating to the consolidated financial statements of DEFSEC Technologies Inc. (the "Company") consisting of the consolidated statements of financial position as at September 30, 2025 and 2024 and the related consolidated statements of net loss and comprehensive loss, changes in shareholders' equity and cash flows for each of the years in the two year period ended September 30, 2025, as filed with the United States Securities and Exchange Commission.

We also consent to the reference to us under the caption "Experts" in the Registration Statement.

Chartered Professional Accountants

Licensed Public Accountants

July 22, 2026

Toronto, Canada

MNP LLP